 Exhibit 99.1

The City of Duparquet and First Mining Gold Sign Historic Memorandum of Understanding for Community Development and Collaboration on the Duparquet Gold Project

DUPARQUET, QC, Sept. 18, 2025 /CNW/ - The City of Duparquet (the "City") and First Mining Gold Corp. ("First Mining") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) are pleased to announce the signing of a Memorandum of Understanding ("MOU") aimed at formalizing a mutually beneficial and collaborative relationship towards the development of the Duparquet Gold Project (the "Project") hand in hand with addressing important community development needs. This MOU, ratified by the municipal council on September 15, 2025, represents a significant milestone as it notably delivers to the City land to support sustainable community development in harmony with potential future mine development.

Since acquiring the project in 2022, First Mining has expressed its commitment to working closely with the City and citizens of Duparquet. As early as 2023, constructive dialogue began to find sustainable solutions related to future development synergies between the City and the Project. These discussions have resulted in a common framework for advancing the Project and municipal development, now formalized by the signing of this MOU.

Key Measures in the MOU include:

  The development of a co-habitation plan for the development of the Project and the updating of the City's urban development plan in consideration of the Project
  A mechanism to address the relocation of certain residential properties required for the development of the Project
  The development of a design plan for the reconfiguration of the Duparquet golf course as required for the development of the Project
  The provision by First Mining to transfer over 100 acres of land to the City for near-term municipal development needs and potential additional lands in the future
  The transfer by First Mining of the residential lots held under historical emphyteutic leases located within the City and outside of the Project development area

A Milestone for the Community and First Mining

"This agreement demonstrates First Mining's commitment to working with the City and citizens supporting the City's sustainable development in concrete ways as we advance the Duparquet Gold Project. We want to build a mining project rooted in respect, transparency, and mutual benefit aligned with Duparquet's own development objectives," said Dan Wilton, CEO of First Mining.

Denis Blais, Mayor of the City of Duparquet, commented, "The signing of this MOU is a historic moment for our municipality. It illustrates our determination to advance the interests of our community while creating the conditions for harmonious economic development, prosperity and well-being for current and future generations. First Mining's approach in working collaboratively with the City from the beginning as the new Project owner and its on-going commitment through the agreement is both positive and meaningful."

About the Duparquet Gold Project

The Duparquet Project is geologically situated in the southern part of the Abitibi Greenstone Belt and is geographically located approximately 50 km north of the city of Rouyn-Noranda within the municipality of Duparquet. The Project benefits from easy access and proximity to an existing workforce and infrastructure, including road, rail and hydroelectric grid power. The Duparquet Project currently hosts an NI 43-101 compliant gold resource of 3.44 million ounces in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces in the Inferred category, grading 1.62 g/t Au. First Mining completed a Preliminary Economic Assessment1 ("PEA") on the Project in 2023.

[1] Further details on the Duparquet PEA can be found in the technical report entitled "NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada" dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining's SEDAR+ profile at www.sedarplus.ca

About First Mining Gold Corp.
First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a 30% project interest in the Pickle Crow Gold Project.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

About the City of Duparquet
About 700 residents live in the City of Duparquet, located in the Abitibi-Témiscamingue administrative region, on a territory spanning more than 157 square kilometers. Duparquet lies at the southern edge of the Abitibi-Ouest Regional County Municipality, near the city of Rouyn-Noranda. It obtained its city charter in 1933, becoming the first municipality officially incorporated in Abitibi-Ouest. The city was founded in the early 1930s, when mining activities began to develop the region's rich underground resources. In 1933, with the opening of the Beattie Gold Mine, dozens of houses were built and the community grew rapidly. The city was named in honor of a captain of the grenadiers of the Régiment de la Sarre, who was wounded at the Battle of Sainte-Foy. The mine's opening sparked a significant demographic and architectural boom, traces of which remain today in the "Boomtown"-style façades still visible on some of the town's buildings.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements
This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com; Steve Lines | VP, Sustainability | Email: steve@Minesdorduparquet.com

CO: First Mining Gold Corp.

CNW 07:00e 18-SEP-25